LETTER OF RESIGNATION

To: Lexor Holdings, Inc. (Formerly Western Silver-Lead Corporation)
Attn: Board of Directors

The undersigned resigns as an officer and director of Lexor Holdings, Inc. (formerly Western Silver-Lead Corporation). There have been no disagreements by the undersigned with the registrant on any matter relating to the registrant's operations, policies or practices. This resignation is effective as of the 1st day of October 2003.

Richard Rubin
/s/ Richard Rubin